                                                FILED PURSUANT TO RULE 424(B)(5)
                                                           FILE NUMBER 333-39275
PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 12, 1997)


                                 --------------

                                   $2,500,000

                                  CYGNUS, INC.

                                  Common Stock

                                 --------------


     Cygnus, Inc. is selling shares of common stock that will yield gross proceeds to us of up to $2,500,000. The shares are being sold by Cygnus to Cripple Creek Securities, LLC in accordance with a Structured Equity Line Flexible Financing-SM- Agreement, as amended.

     The number of shares sold, purchase price and total proceeds to Cygnus will be set forth in the Pricing Supplement to this Prospectus Supplement.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE S-7.

     Cripple Creek has advised Cygnus that it anticipates that the shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market at the market price prevailing at the time of sale. Sales may also be made in negotiated transactions with institutional investors or otherwise.

     Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares. Any broker-dealers or agents that participate with Cripple Creek in selling the shares may be deemed to be "underwriters." Any commission received by such broker-dealers or agents and any profit on resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     The common stock is listed on the Nasdaq National Market under the symbol "CYGN." On February 24, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $19.00 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this Prospectus Supplement is February 28, 2000.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


                                                                           PAGE
                                                                           -----
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................S-1
IMPORTANT INFORMATION INCORPORATED BY REFERENCE..............................S-1
OUR COMPANY..................................................................S-3
RISK FACTORS.................................................................S-7
USE OF PROCEEDS.............................................................S-14
EQUITY LINE.................................................................S-14
PLAN OF DISTRIBUTION........................................................S-15
LEGAL MATTERS...............................................................S-16


                                   PROSPECTUS

Available Information ........................................................2

Incorporation of Certain Documents by Reference...............................3

The Company...................................................................4

Recent Developments...........................................................4

Risk Factors..................................................................5

Use of Proceeds...............................................................5

Ratio of Earnings to Fixed Charges............................................5

Description of Capital Stock..................................................5

Plan of Distribution..........................................................25

Legal Opinions................................................................26

Experts.......................................................................26

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and prospectus, including in the documents incorporated by reference, that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "predicts" "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference. You should rely only on the information contained in this prospectus supplement and prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and prospectus. This prospectus supplement and prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                 IMPORTANT INFORMATION INCORPORATED BY REFERENCE

     THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT IT CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CYGNUS TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

     The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus supplement:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1998;

2. Quarterly Reports on Form 10-Q filed by Cygnus for the fiscal quarters ended March 31, 1999 (Amendment No. 2), June 30, 1999 and September 30, 1999 (Amendment No. 1);

3. Current Reports on Form 8-K dated February 5, 1999, June 7, 1999, July 2, 1999, July 20, 1999, July 28, 1999, October 7, 1999, November 4, 1999,
     November 22, 1999, December 13, 1999, December 30, 1999 (as amended February 18, 2000).

4. The description of common stock contained in Cygnus' registration statement on Form 8-A.

     YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

     CYGNUS, INC.
     400 PENOBSCOT DRIVE
     REDWOOD CITY, CALIFORNIA 94063

     ATTENTION: SECRETARY

     TELEPHONE REQUESTS MAY BE DIRECTED TO: (650) 369-4300

                                   OUR COMPANY

     We are engaged in the development and manufacture of diagnostic medical devices, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. Our current efforts are primarily focused on a frequent, automatic and non-invasive glucose monitoring device (the GlucoWatch-Registered Trademark-monitor).

     Cygnus was incorporated in California in 1985 and was merged into a Delaware corporation in September 1995. Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063, and our telephone number at that address is (650) 369-4300.

THE GLUCOWATCH-Registered Trademark- SYSTEM.

     Our GlucoWatch-Registered Trademark- monitor represents a potential advance in glucose monitoring technology as compared to the currently prevailing "finger stick" blood monitoring method. The GlucoWatch-Registered Trademark- monitor is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1997 (Boston Biomedical Consultants, Inc.). It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the United States alone, more than ten million people have been diagnosed, with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies.

     Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing and more frequent insulin injections would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, we believe most people with diabetes currently test their glucose levels less than half as often as recommended resulting in insufficient glucose information to make decisions that could better control glucose fluctuations. This lack of information, we believe, presents a significant unmet demand for a frequent, automatic and non-invasive glucose monitoring device.

     To address this unmet demand, we are developing the GlucoWatch-Registered Trademark- monitor, which is expected to provide additional glucose information to people with diabetes. The device, which is worn like a wristwatch, is designed to automatically and non-invasively extract and measure glucose levels through intact skin up to three times per hour. The extracted glucose is collected in a consumable component called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch-Registered Trademark- monitor potentially offers a combination of features, such as alerts indicating hypo- and hyper-glycemic conditions; event markers which record factors that affect glucose levels; and the ability to download stored information to personal computers to analyze glucose data and trends.

     The GlucoWatch-Registered Trademark- monitor provides frequent, automatic and non-invasive glucose measurements and is intended for detecting trends and tracking patterns in glucose levels in adults, 18 years and older, who have diabetes. The device is intended for use at home and in health care facilities to supplement, not replace, information obtained from standard home blood glucose monitoring devices. Following a three-hour warm-up period and calibration from a finger stick blood measurement, the device is capable of providing up to three non-invasive glucose measurements per hour for 12 hours. In addition, the GlucoWatch-Registered Trademark- monitor has the capability to alert users when glucose levels are too high or too low. These situations may be hard to identify with regular glucose testing alone.

     In July 1999, the FDA notified Cygnus that our premarket approval application, or PMA, was deemed suitable for filing and was granted expedited review status. Our 5,000-page PMA application included analyses of clinical studies conducted on more than 600 people with diabetes, who used the device for up to six weeks. The studies, which were performed at more than 15 clinical sites across the United States, involved over 25,000 hours of use of the GlucoWatch-Registered Trademark-monitor. The participants consisted of a cross-section of racial and age groups, diabetes types (both type 1 and type
2), and other defining characteristics. Approximately 19,000 paired data points were generated from the studies, comparing glucose measurements obtained by the GlucoWatch-Registered Trademark-monitor to glucose measurements obtained with finger-stick monitors using capillary blood.

     On December 6, 1999, we announced that our PMA for the GlucoWatch-Registered Trademark- monitor received a unanimous recommendation for approval with conditions by the Food and Drug Administration's (FDA) Clinical Chemistry and Clinical Toxicology Devices Panel of the Medical Devices Advisory Committee. The Advisory Committee suggested three conditions for approval. The first is an education program, about which we have already been in discussion with the FDA. In order to satisfy the second condition, the labeling will be revised in accordance with recommendations to be given to the FDA by the Committee. Third, the Committee suggested post-market study of detection of hypoglycemia and hyperglycemia. Although the FDA is not bound by the decisions of the advisory committee, the agency typically follows its advisory committee's advice.

     In 1996, we entered into a collaboration agreement with Yamanouchi Pharmaceutical Co., Ltd. for the commercialization of the GlucoWatch-Registered Trademark- monitor in Japan and Korea and a collaboration agreement with Becton Dickinson & Company for the commercialization of the GlucoWatch-Registered Trademark- monitor in all other parts of the world. Under the Yamanouchi agreement, Cygnus is eligible to receive milestone payments prior to commercialization and to receive a percentage of the product's future commercial success in Japan and Korea. In March of 1998, our agreement with Becton Dickinson was terminated. We are currently in discussions with a short list of companies to establish an alliance for the commercialization of the GlucoWatch-Registered Trademark-monitor to provide for distribution, sales, marketing, and customer service support in North America and Europe. There can be no assurance that we will be able to enter into new collaborative arrangements. On December 2, 1999, we announced the receipt of a CE Certificate for the GlucoWatch-Registered Trademark- monitor, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community. We demonstrate compliance to BS EN ISO 9002 and EN 46002.

     In 1998, we entered into long term agreements with E.I. du Pont de Nemours & Company ("DuPont") for the development and supply of thick film materials for our GlucoWatch-Registered Trademark- monitor. A key component of the GlucoWatch-Registered Trademark- monitor is the sensor, which we developed with DuPont's materials. The agreements call for continued cooperation for future sensor technology developments and continued supply of materials.

     In September 1998, we were awarded a Phase I Small Business Innovative Research Grant for "High Performance Biosensor Electrode Materials" from the National Institute of Diabetes and Digestive and Kidney Diseases division of the NIH. We plan to use funding to investigate advancements in biosensor materials used for glucose detection and measurement, potentially to include in future versions of the GlucoWatch-Registered Trademark- monitor.

     On December 15, 1999, we announced that we completed the sale of substantially all of our drug delivery business assets to Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company. We sold all of the assets of our drug delivery business to Ortho-McNeil except those relating to a nicotine patch under development and one other early-stage project -- both of which have since been terminated. Cygnus products that were sold include certain assets related to the Nicotrol-Registered Trademark-(Pharmacia AB, Stockholm, Sweden) nicotine system that is being marketed by Pharmacia & Upjohn in Europe and by McNeil Consumer Healthcare, a Johnson & Johnson company, in the U.S.; two hormone replacement transdermal products: a 7-day estrogen patch recently approved by the U.S. Food and Drug Administration and an estrogen/progestin combination product that completed Phase III clinical trials; and the EVRA-TM- (Johnson & Johnson, New Brunswick, New Jersey) contraceptive patch we were developing with the R.W. Johnson Pharmaceutical Research Institute. Under the terms of the agreement, we received $20 million in cash at closing, and Ortho-McNeil will pay up to an additional $55 million in cash, contingent on the achievement of certain milestones. The contingent payments relate to the achievement by Ortho-McNeil of technical, regulatory and commercialization milestones related to the EVRA-TM- transdermal contraceptive patch. We are eligible to receive up to $14.8 million of these contingent payments in 2000. However, because the achievement of these milestones is not within our control, we cannot predict the likelihood or timing of these contingent payments. The primary reason for selling the drug delivery business was to focus management attention and corporate resources on our glucose monitoring business. We will use the proceeds to accelerate commercialization activities for the GlucoWatch-Registered Trademark- monitor.

RECENT DEVELOPMENTS.

     On February 10, 2000, we reported total revenue from continuing operations of $2.1 million for the year ended December 31, 1999, compared to $0.5 million for the year ended December 31, 1998. We posted a net loss from continuing operations of $22.2 million, or $0.95 per share, for 1999, compared to a net loss from continuing operations of $40.4 million, or $2.00 per share, for 1998. The net loss for 1999 was $2.8 million.

     The increase in revenue from continuing operations in 1999 was attributed to the amortization of an additional milestone receipt associated with the GlucoWatch-Registered Trademark- monitor. Research and development costs were $15.7 million for the year ended December 31, 1999, compared to $25.6 million for the year ended December 31, 1998. This decrease reflects a reduction in clinical studies and development expenditures associated with the GlucoWatch-Registered Trademark- monitor. Marketing, general and administrative expenses for the year ended December 31, 1999 were $4.8 million, compared to $8.8 million for the year ended December 31, 1998. The decrease is primarily due to reduced compensation and market research expenses.

     We reported revenue of $1.1 million from continuing operations in the fourth quarter of 1999, compared to $0.0 million in the fourth quarter of 1998. Net loss from continuing operations for the fourth quarter 1999 was $4.8 million, or $0.19 per share, compared to $16.7 million, or $0.81 per share, in the fourth quarter of 1998. Net loss from continuing operations decreased primarily due to a reduction in (i) clinical studies expenditures associated with the GlucoWatch-Registered Trademark- monitor, (ii) marketing, general and administrative expenses for reasons noted above and
(iii) interest expense due to the non-cash beneficial conversion costs related to the restructuring of the Senior Subordinated Convertible Notes recorded in the fourth quarter of 1998.

     As the result of the sale of substantially all of our drug delivery business assets and our discontinuation of the remainder of our drug delivery business assets, all financial results related to the drug delivery business are accounted for as discounted operations. As a result, we recorded net income of $3.0 million on the discounted operations for the year ended December 31, 1999 and also recorded a gain of $16.3 million on the disposal of the segment. The previous comparisons are based on the results of our continued operations.

     We ended 1999 with cash, equivalents and short-term investments of $38.9 million.

     Our results of operations vary significantly from period to period and depend on, among other factors, the signing of commercialization agreements and the timing of recognizing payment amounts. Our contract revenues are generally earned and recognized based on the percentage of actual efforts expended, compared to total expected efforts during the development period for each contract, which approximates the straight line method. However, contract revenues are not always aligned with the timing of related expenses. To date, research and development expenses generally have exceeded contract revenues in any particular period, and we expect the same situation to continue for a number of years. In addition, the level of revenues in any given period is not necessarily indicative of expected revenues in future periods.

                                  RISK FACTORS


     IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     WE MAY NOT RECEIVE FDA APPROVAL.

     Although the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee has recommended the GlucoWatch-Registered Trademark- monitor for approval for sale in the United States with three conditions, there can be no assurance that we can meet these conditions or, if we can, that the recommendation of the Committee will convince the FDA to approve the product. There can be no assurance that the FDA will approve the GlucoWatch-Registered Trademark- monitor on the same terms, if at all.

     In addition, we may encounter delays or rejections based upon changes in FDA policy, including policy relating to good manufacturing practice compliance, during the period of product development. We may encounter similar delays in other countries.

     Even if regulatory approval of the GlucoWatch-Registered Trademark- monitor is granted, the approval may limit the indicated uses for which we may market the GlucoWatch-Registered Trademark- monitor. In addition, our marketed product will be subject to continual review and periodic inspections. Later discovery from such review and inspection of previously unknown problems may result in restrictions on our product or on us, including withdrawal of our product from the market.

     OUR PRODUCT PIPELINE IS SEVERELY LIMITED.

     With the sale of the majority of the drug delivery business assets to Ortho-McNeil Pharmaceutical, Inc., and the termination of the remaining drug delivery projects, we are now exclusively focused on diagnostic medical devices, predominantly a line of frequent, automatic and non-invasive glucose monitoring devices. There is an inherent risk in not having a broad base of products in development and we cannot assure you that we will be successful with this narrow line of products.

     WE CANNOT PREDICT THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     We are focusing our efforts predominantly on a line of frequent, automatic, and non-invasive glucose monitoring devices. No one can predict market acceptance or penetration of such products, given that they are entirely different from any glucose diagnostic product currently on the market. There is a risk in introducing a very new type of product in a market of established "finger stick" glucose monitors, and we cannot assure you that our products will be accepted or to what degree. Additionally, some of our competitors have announced, and others may be developing, new frequent, automatic, and non-invasive glucose monitoring devices. We cannot predict what impact the ongoing introduction of competing products will have on our ability to sell our glucose-monitoring devices, if approved by the FDA.

     WE HAVE LIMITED MARKETING, DISTRIBUTION, MANUFACTURING AND SALES
     EXPERIENCE.

     We have limited experience marketing, distributing, manufacturing or selling medical device products. To successfully market, distribute, manufacture and sell the GlucoWatch-Registered Trademark- monitor or our other monitoring products under development, we must either develop a more extensive marketing, distributing, manufacturing and sales force or enter into arrangements with third parties to market, distribute, manufacture and sell our products. We cannot assure you that we could successfully develop a more extensive marketing, distributing, manufacturing and sales force or that we could enter into acceptable marketing, distributing, manufacturing and sales agreements with third parties. If we maintain our own marketing, distributing, manufacturing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing, distributing, manufacturing and sales operations. If we enter into a marketing arrangement with a third party, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount. We may be unable successfully to commercialize our products.

     WE FACE INTENSE COMPETITION.

     The medical device industry in general, and the market in which we expect to offer the GlucoWatch-Registered Trademark- monitor in particular, is intensely competitive. Even if we successfully develop the GlucoWatch-Registered Trademark- monitor, we will compete with other providers of personal glucose monitors. A number of our competitors are currently marketing traditional glucose monitors. These monitors are widely accepted in the health care industry and have long histories of accurate and effective use. Furthermore, a number of companies have announced that they are developing products that permit non-invasive and/or frequent and automatic glucose monitoring. Accordingly, we expect competition to increase.

     Many of our competitors have substantially greater resources than we do and have greater name recognition and lengthier operating histories in the health care industry. We cannot assure you that we will be able to compete effectively against our competitors. Additionally, we cannot assure you that the GlucoWatch-Registered Trademark- monitor or our other products under development will replace any currently used devices or systems. Furthermore, we cannot assure you that our competitors will not succeed in developing, even before we develop and commercialize the GlucoWatch-Registered Trademark- monitor or our other products under development, devices and technologies that permit more efficient, less expensive non-invasive and/or frequent and automatic glucose monitoring. Pharmaceutical or other health care companies may also develop therapeutic drugs, treatments or other products that will substantially reduce the prevalence of diabetes or otherwise render our products obsolete. In addition, we cannot assure you that our collaborative partners will not, for competitive reasons, reduce their support of their collaborative arrangements with us or support, directly or indirectly, a company or product that competes with us.

     THIRD PARTIES MAY NOT REIMBURSE PATIENTS, HOSPITALS AND PHYSICIANS FOR THE COSTS OF MEDICAL DEVICES.

     In the United States, patients, hospitals and physicians who purchase medical devices such as the GlucoWatch-Registered Trademark- monitor generally rely on third-parties, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse them for all or a portion of the costs of medical devices. We cannot predict what changes governmental or private health care providers will make in their reimbursement methods. Additionally, reimbursement and health care payments in international markets vary significantly among counties. If patients, hospitals, or physicians in the U.S. or abroad cannot obtain sufficient reimbursement for our products, our business could be seriously harmed.

     WE HAVE INCURRED SUBSTANTIAL LOSSES, HAVE A HISTORY OF OPERATING LOSSES, HAVE AN ACCUMULATED DEFICIT AND EXPECT CONTINUED OPERATING LOSSES.

     We reported a net loss from continuing operations of $22.2 million for the quarter ended December 31, 1999 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch-Registered Trademark- monitor. We cannot assure you that we will generate significant revenues or achieve profitability. To date, we have generated limited revenues from product sales. We do not have significant experience in manufacturing, marketing or selling our products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from:

     - product development and licensing fees related to our products under development, and

     - manufacturing and royalty revenues from the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch and the FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains, New Jersey) system.

     As a result of the sale of our drug delivery business, we will no longer receive manufacturing revenue or royalty payments from the Nicotrol-Registered Trademark- patch or the FemPatch-Registered Trademark- system. If we obtain regulatory approvals, we expect that a substantial portion of our future revenues will be derived from sales of the GlucoWatch-Registered Trademark-monitor and other products currently under development.

     WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.

     As of September 30, 1999, we had indebtedness of approximately $51.6 million. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to the our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, to sell all or a portion of our assets, or to sell equity securities. There is no assurance that we could successfully refinance, sell our assets or sell equity securities, or, if we could, we cannot give any assurance as to the amount of proceeds we could realize.

     In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock. Although we do not currently conduct operations through subsidiaries, we may elect to do so as products become commercialized. In such event, our cash flow and our ability to service debt would partially depend upon the earnings of our subsidiaries and the distribution, loaning or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries would be subject to statutory or contractual restrictions, would depend upon the earnings of those subsidiaries and would be subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization would be effectively subordinated to the claims of our subsidiaries' creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any senior indebtedness.

     WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

     In order to continue to develop our products, we will require substantial resources to conduct research and conduct preclinical development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements.

     Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with corporate partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves.

     We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings such as potential product funding collaborations or financings, and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments and capital expenditure requirements at least through the end of the year 2000. The amounts and timing of future expenditures will depend on:

     -    progress of ongoing research and development;

     -    results of preclinical testing and clinical trials;

     -    rates at which operating losses are incurred;

     - executing any development and licensing agreements with corporate partners;

     -    developing our products;

     - manufacturing scale-up for the GlucoWatch-Registered Trademark-monitor;

     -    the FDA regulatory process; and

     -    other factors, many of which are beyond our control.

     WE DEPEND ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS.

     Our strategy to develop, clinically test, obtain regulatory approval, manufacture and commercialize our products depends, in large part, upon our ability to selectively enter into and maintain collaborative arrangements with licensees and distributors. If we commercialize our GlucoWatch-Registered Trademark- monitor, we will depend upon Yamanouchi Pharmaceutical Co., Ltd. to market and distribute the GlucoWatch-Registered Trademark- monitor in Japan and Korea. We do not have any marketing or distribution agreements for the GlucoWatch-Registered Trademark- monitor other than the Yamanouchi collaboration. However, we are currently involved in discussions with a short list of companies about collaborating to market and distribute the GlucoWatch-Registered Trademark- monitor in North America and Europe.

     Our licensees and distributors generally have the right to terminate product development, for any reason without significant penalty, at any time before we are granted regulatory approval. These cancellations may cause us to delay, suspend or abandon our clinical testing, regulatory filings and product development and commercialization efforts. Licensees have exercised this right in the past and we cannot assure you that current and future licensees or distributors will not exercise this right in the future. All payments to us under our licensing and distribution agreements depend on future events or sales levels, and the licensee or distributor may terminate these agreements. As a result, we cannot assure you when or if we will receive any particular payment. In the past, some of our licensees, distributors and collaborators have asked us to modify the terms of existing agreements. If a licensee or distributor stopped funding one of our products, we would either fund development efforts ourselves, enter into an agreement with an alternative licensee or distributor, or suspend further development work on the product. We cannot assure you that we would be able to negotiate an acceptable agreement with an alternative licensee or distributor.

     Additionally, we may choose to self-fund certain research and development projects in order to exploit our technologies. If these activities result in a commercial product, they will help our long-term operating results. However, any increase in self-sponsored research and development or sales and marketing activities will negatively affect our short-term operating results. Furthermore, we cannot control the resources and attention a licensee or distributor devotes to a product. As a result, we may experience delays in clinical testing, regulatory filings and commercialization efforts conducted by our licensees or distributors. We cannot assure you that our licensees or distributors will not, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products that is the subject of its license or distributor agreement with us. Furthermore, any dispute between us and one of our licensees or distributors might require us to initiate or defend against expensive litigation or arbitration proceedings. If one of our licensees or distributors terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or significantly disputes or breaches a contractual commitment, then we would likely be required to seek an alternative licensee or distributor. We cannot assure you that we would be able to reach agreement with a replacement licensee or distributor. If we were unable to find a replacement licensee or distributor, we might not be able to perform or fund the activities of the current licensee or distributor. Even if we were able to perform and fund these activities, our capital requirements would increase substantially. In addition, the further development and the clinical testing, regulatory approval process, marketing, distribution and sale of the product covered by such licensee or distributor would be significantly delayed.

     For us to be competitive, we will need to develop, license or acquire new products. Furthermore, our ability to develop and commercialize products in the future will depend, in part, on our ability to enter into collaborative arrangements with additional licensees on favorable terms. We cannot assure you that we will be able to enter into new collaborative arrangements on favorable terms, if at all, or that existing or future collaborative arrangements will succeed.

     WE DEPEND ON LICENSED PATENT APPLICATIONS AND PROPRIETARY TECHNOLOGY.

     Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and abroad. Since patent applications in the U.S. are secret until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, we cannot be certain that we were the first to file our patent applications or that we will not infringe upon third party patents. We cannot assure you that any patents will be issued with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors.

     We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our licensees, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could materially adversely affect us.

     WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     The design, development, manufacture and use of our products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that we will not be subject to product liability claims, that our current insurance would cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business, financial condition and results of operations could be materially and adversely affected.

     WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

     Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could adversely affect our business, financial condition and operating results.

     OUR STOCK PRICE IS VOLATILE.

     The trading price of our common stock substantially fluctuates in response to factors such as:

     - announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing;

     -    developments or disputes governing proprietary rights;

     - technological innovations or new commercial products, government regulatory action, and general conditions in the medical technology industry;

     -    changes in securities analysts' recommendations; or

     -    other events or factors, many of which are beyond our control.

     In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may adversely affect the market for our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

     WE DO NOT PAY DIVIDENDS.

     We have never declared or paid cash dividends on our common stock. Our current bank term loan precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                                 USE OF PROCEEDS

     The total proceeds to us from this offering will be set forth in the Pricing Supplement to this Prospectus Supplement. The net proceeds of this offering will be used for working capital and general corporate purposes.

                                   EQUITY LINE

     Cygnus and Cripple Creek entered into the Structured Equity Line Flexible Financing Agreement, dated as of June 30, 1999. Cygnus and Cripple Creek subsequently entered into the Amendment No. 1 to the Structured Equity Line Flexible Financing Agreement, dated as of September 29, 1999. The shares covered by this prospectus supplement are being issued under the Equity Line Agreement.

     Under the Equity Line Agreement, subject to the satisfaction of conditions, Cygnus may require Cripple Creek to purchase shares of common stock over a period of 24 months from June 30, 1999, for an aggregate purchase price of up to $30 million. Cygnus has also agreed to issue to Cripple Creek warrants to purchase 10,000 shares for every $1,000,000 in gross proceeds from the sale of common stock under the Equity Line Agreement. The warrants will be issued after the end of each calendar year. The warrants are exercisable for 5 years from the date they are issued at an exercise price equal to the weighted average price at which shares were sold during the preceding calendar year.

     Under the Equity Line Agreement, Cygnus, at our sole option and discretion, subject to the satisfaction of conditions and limitations, can require Cripple Creek to purchase shares of common stock for an aggregate purchase price of up to $1.5 million, and Cripple Creek, subject to the approval of Cygnus, can require Cygnus to sell it additional common stock for an aggregate purchase price of up to $1.0 million. Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. Three (3) days prior to the beginning of each monthly investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the monthly investment period. The purchase price per share to be paid by Cripple Creek for the shares of common stock acquired under the Equity Line Agreement will equal 98% of the two lowest sales prices of the common stock during the six trading days immediately preceding the date of each notice sent to Cygnus by Cripple Creek specifying a dollar amount of shares.

                              PLAN OF DISTRIBUTION

     Cripple Creek may, from time to time, sell all or a portion of the shares:

     - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

     -    in privately negotiated transactions or otherwise;

     -    at fixed prices that may be changed;

     -    at market prices prevailing at the time of sale; or

     -    at prices related to such market prices or at negotiated prices.

     The shares may be sold by Cripple Creek by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     -    purchases by a broker or dealer as principal;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     -    privately negotiated transactions;

     -    short sales; and

     -    a combination of any of the above methods of sale.

     In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. Cripple Creek may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

     Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

     Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

     We are required to pay certain fees and expenses incident to the registration of the shares.

     We have agreed to indemnify in certain circumstances Cripple Creek against certain liabilities, including liabilities under the Securities Act. Cripple Creek has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

     We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for Cygnus by Pillsbury Madison & Sutro LLP, San Francisco, California.


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